

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Eric Mosser
Chief Executive Officer
Kaival Brands Innovations Group, Inc.
4460 Old Dixie Highway
Grant-Valkaria, Florida 32949

> **Re: Kaival Brands Innovations Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 20, 2023**
> **File No. 333-275653**

Dear Eric Mosser:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. We note your disclosure on the cover page and page 66 that GoFire "may be deemed" an underwriter within the meaning of the Securities Act of 1933. Please revise this disclosure to state that GoFire is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. In this regard, it appears GoFire is engaged in a distribution of the registrant's securities. Please make conforming revisions on the cover page and in the plan of distribution.

2. Please provide the information required by Item 507 of Regulation S-K for GoFire and revise the plan of distribution to clearly indicate GoFire's role in the resale in accordance with Item 508.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence A. Rosenbloom